Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Summit Hotel Properties, Inc.

We consent to the incorporation by reference of our report dated March 31, 2010 (dated September 21, 2010 with respect to Note 21) related to the consolidated balance sheet of Summit Hotel Properties, LLC as of December 31, 2009 and the consolidated statements of operations, changes in members’ equity and cash flows for each of the years in the two-year period ended December 31, 2009 in the Registration Statement on Form S-3 of Summit Hotel Properties, Inc.

We consent to the incorporation by reference of our report dated March 31, 2010 related to the internal control over financial reporting as of December 31, 2009 of Summit Hotel Properties, LLC in the Registration Statement on Form S-3 of Summit Hotel Properties, Inc.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
February 27, 2012